Ternium S.A.: Controlling Shareholder Reorganization

LUXEMBOURG--(Marketwire - February 15, 2011) - Ternium S.A. (NYSE: TX) (the "Company") announces that it has been informed by its controlling shareholder that there has been a reorganization in the chain of ownership of the Company pursuant to which the Company's direct and indirect controlling shareholders have been redomiciled to Europe. The Company has been further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:

●	Techint Holdings S.àr.l. (formerly known as I.I.I. Industrial Investments Inc.) ("Techint") transferred its domicile from the Cayman Islands to Luxembourg;

●	Techint’s parent company San Faustin NV ("San Faustin") also transferred its domicile from Curacao to Luxembourg and changed its name to "San Faustin S.A."; and

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In connection with the redomiciliation of San Faustin into Luxembourg, San Faustin's controlling entity Rocca & Partners S.A. organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK"). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Forward Looking Statements

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately ten million tons of finished steel products. More information about Ternium is available at www.ternium.com. [Missing Graphic Reference]

Sebastian Marti
Ternium
Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com